UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 1, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2021 Results of UBS Group AG and UBS AG, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  February 1, 2022

UBS

Fourth quarter 2021

Strategic update and results



1 February 2022

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the fourth quarter of 2021 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 4Q21 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes.

Rounding: Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values which are zero on a rounded basis can be either negative or positive on an actual basis.

Agenda

1

Strategic update

Our vision
Our progress
Our future
Our ambition

Ralph Hamers, Group CEO

2

Financial performance

FY and 4Q21 performance
Divisional results
Capital management

Kirt Gardner, Group CFO

3

Q&A

Key messages

- Focusing on growth
- Expanding into new client segments
- Accelerating strategic tech investments
- Maintaining risk and cost discipline
- Creating sustainable value

Our vision

Ralph Hamers, Group CEO


Why

Purpose

Reimagining the power of investing. Connecting people for a better world.

Client promise

Personalized
Relevant
On-time
Seamless

Vision

Convene THE global ecosystem for investing where thought leadership is impactful, people and ideas are connected, and opportunities are brought to life.

Strategic imperatives

- Clients, Connections, Contributors
- Focus
- Technology
- Simplification & Efficiency
- Culture

Our global ecosystem delivers the power of investing to our clients

Contributors benefit from:

- Access to the world's most valuable customers
- Shared value creation
- Scale of our global ecosystem

Clients benefit from:

- Holistic and curated one-stop offering
- Personalized, relevant, on-time and seamless solutions
- Liquidity and scale in execution



Contributors
Clients
Insights
Distribution
Products
Platform
Technology
Curation
Gateway
Corporates & Institutions
Holding trusted client relationships
Private individuals
Matchmaking & channels
Intuitive interface
Illustrative value flow through UBS's orchestration
Investment, advice, execution, and financing
Corporate Advisory
Content and thought leadership
Wealth Planning, custody, and cash transactions
UBS
as orchestrator

Sustainability is core to our purpose and ecosystem

Our sustainability commitment

Be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the 17 Sustainable Development Goals and the orderly transition to a low-carbon economy

SUSTAINABLE DEVELOPMENT GOALS

Planet

Net-Zero commitment
(scope 1, 2, 3) by 2050 including interim targets

75%
reduction achieved in scope 1&2 emissions YoY in FY21

Say on Climate
advisory vote on climate roadmap at 2022 AGM

CDP Climate A-List ranking
UBS was recognized for its actions to cut emissions, mitigate climate risks and develop the low-carbon economy

People

650m
funds raised for UBS Oncology Impact Fund 2, the world's largest dedicated impact investment fund in biotech

UBS Collectives
launched innovative philanthropy initiative pooling client assets to achieve impact at scale

Progress
along all employee diversity metrics

Partnerships

Setting standards
Founding member of:

- Net-Zero Banking Alliance
- Net-Zero Asset Managers initiative
- Banking for Impact

Member of:

- Taskforce for Climate-related Financial Disclosures (TCFD)
- Taskforce for Nature-related Financial Disclosures (TNFD)
- G7 Impact Taskforce

Our progress

Ralph Hamers, Group CEO

Our ecosystem grew to 4.6trn in invested assets

As of year-end


+14%
CAGR
2018
2019
2020
2021

4.6trn

invested assets, GWM+AM+P&C

FY21

107bn
net new fee-generating assets, GWM

48bn
net new money excl. MM, AM

28bn
net new loans, GWM+P&C Personal Banking

Private markets

Invested assets[1], GWM+AM


122bn
150bn

SMAs[2]

Invested assets, AM


89bn
127bn

Sustainable investing

Sustainability-focus and impact invested assets, GWM+AM+P&C


141bn
251bn
31.12.20
31.12.21

UBS Manage™ [3]

Invested assets, GWM


189bn
214bn
o/w 6.6bn
UBS My Way,
+5.1bn YoY
31.12.20
31.12.21

UBS

1 Does not include undrawn commitments; 2 Separately Managed Accounts; 3 CIO-linked discretionary mandate solutions

We supported our clients and drove positive operating leverage…

We supported our clients with investing, liquidity and transactions…

Transaction-based income
GWM


+9%
CAGR
3.0bn
3.1bn
3.6bn
3.8bn
FY18
FY19
FY20
FY21

Global Banking income
IB


+14%
CAGR
2.2bn
1.9bn
2.4bn
3.2bn
FY18
FY19
FY20
FY21

Global Markets income
IB


+2%
CAGR
5.9bn
5.4bn
7.1bn
6.3bn
FY18
FY19
FY20
FY21

…while managing our cost base to drive positive operating leverage

Operating income
bn


+6%
CAGR
30.2
28.9
32.4
35.5
FY18
FY19
FY20
FY21

Operating expenses
bn


+2%
CAGR
24.2
23.3
24.2
26.1
FY18
FY19
FY20
FY21

+1% CAGR - Costs excluding variable and FA compensation, litigation, restructuring and FX

…resulting in another year of strong performance



17.4%
RoCET1
17.5%
12.8%
RoTE
14.1%



73.3%
C/I
73.6%



Net profit
bn
+18%
CAGR
6.6
7.5
8.2
FY18
FY19
FY20
FY21



Profit before tax
bn
+17%
CAGR
8.2
9.5
10.2
FY18
FY19
FY20
FY21

Excluding provisions in relation to the French cross-border matter

Exceeding our financial targets[1]

17.5% return on CET1 capital	Target 12-15%
73.6% cost/income ratio	Target 75-78%
19% YoY GWM PBT growth	Target 10-15%[2]

UBS 1 2021 targets; 2 Over the cycle

Our future

Ralph Hamers, Group CEO

Our clients' needs are at the center of our strategy…

Industry trends

WM revenue sources[1]	**47%** revenue pool growth from 1–5m wealth band	**64%** revenue pool growth from entrepreneurs[2]
Wealth pools	**5x** Millennial wealth growth rate vs. Baby Boomers[3]	**1.4x** Female wealth growth rate vs. male[4]
Investment trends	**7%** expected CAGR of AuM for Alternatives[5]	**>75%** of European institutional investors plan to stop buying non-ESG products within the next 2 years[6]

Shifting priorities and needs

- Holistic offering in one-stop platform
- Seamless digital
- Personalization and bespoke solutions
- Responsible everything
- Differentiation and service excellence

UBS

1 McKinsey Global Wealth Pools, 2020. Forecast of 2020-2025 revenue pool; 2 Including self-employed professionals; 3 Deloitte "The future of wealth in the United States" report, 2015. US 2015-2030 wealth pool growth forecast; 4 BCG Global Wealth Market Sizing Database, 2019. 2019-2023 wealth pool forecast; 5 PwC AWM Research Centre "Asset and wealth management revolution", 2020. 2020-2025 forecast; 6 PwC "Asset and wealth management revolution", 2020

…so we are making our wealth coverage more needs-based, digital and effective

Launch and scale	**Digitally customized** Digital-first wealth management services with remote human advice	• Advice-centric, intuitive, fast, and always-available services • Leveraging digital and technology for better user experience and lower cost-to-serve • Scaled access to broader client base	Access new clients and reduce cost-to-serve
Enhance	**Personally advised wealth** Personal advice with digital support	• Continuing to enhance digital channels to improve client experience • Tailored solutions through modular offering • Direct-to-client servicing, supported by analytics	Expand share of wallet, access new clients and improve profitability
Expand	**Global Family and Institutional Wealth** Custom offerings for institutional needs	• Institutional solutions to meet complex financial needs • Seamless client engagement with front-to-back alignment of coverage, capabilities, risk management and functions • Use of strategic lending to deepen client relationships	Expand share of wallet and access new clients

Americas – Capturing future growth through technology-enabled solutions

North America's **Best Bank** for WM[1]

#1 non-US broker in cash equities[2]

Top-5 SMA manager[3]

Top-5 US wealth manager[4]

Top-5 Americas research[5]



28%
of Group PBT[6], FY21


Profit before tax
+12% CAGR
2.2bn
1.6bn
2.6bn
3.1bn
IB
AM
GWM
Invested assets, GWM+AM
+15% CAGR
1.4trn
1.6trn
1.8trn
2.1trn
FY18
FY19
FY20
FY21


Cost/income ratio
83%
87%
79%
79%
Net new fee-generating assets
n.a.
n.a.
25bn
64bn
FY18
FY19
FY20
FY21

Build on our scale

Continue to expand the UBS ecosystem for our clients

Expand core banking

Enhance banking capabilities on a modernized core platform

Deliver scalable advice

Launch a digitally scalable advice model to affluent clients

UBS 1 Euromoney 2021; 2 Coalition Greenwich 2021; 3 Cerulli, 2021; 4 By invested assets, as of 31.12.21; 5 Institutional Investor 2021; 6 Excluding region "Global" and provisions in relation to the French cross-border matter in EMEA and Switzerland

Leveraging digital to expand our reach in the US

UBS

- 4.6trn global investment ecosystem
- Best-in-class CIO content and thought leadership
- Personalized investment and banking solutions
- 2m participants in Workplace Wealth Solutions

Wealthfront

- >470k clients with >27bn AuM[1]
- Personalized automated investment offering
- Award-winning platform and solutions[2]
- Strong engineering culture

Digitally-customized wealth management

- Personalized digital investment offering and financial planning, powered by best-in-class CIO content and investment capabilities…
- …augmented by a digital-first, advisor-assisted model for clients seeking remote human advice
- Integrated suite of banking products such as cash management, securities-based lending and mortgages
- Supported by a shared strategic view for the next generation of wealth management technology

- Accessing new clients
- Expanding share of wallet
- Lowering cost-to-serve
- Driving long-term growth

UBS 1 As of 28.1.22; 2 Wealthfront has been named the best robo-advisor and best cash management account by NerdWallet and Investopedia

Focus

APAC – Accelerating growth in key markets and segments


UBS
#2
#3

Largest wealth manager in APAC[1]
by AuM

Asia's **Best Bank** for WM[2]

#1 asset manager for China inbound[3]

#1 equities broker in APAC[4]



24%
of Group PBT[5], FY21


Profit before tax
+23% CAGR
1.4bn
1.0bn
2.2bn
2.6bn
IB
AM
GWM
Cost/income ratio
71%
78%
62%
59%
Invested assets, GWM+AM
+13% CAGR
498bn
605bn
740bn
711bn
FY18
FY19
FY20
FY21
Net new fee-generating assets
n.a.
n.a.
8bn
14bn
FY18
FY19
FY20
FY21

Accelerate China growth
Expand leadership and accelerate onshore growth

Strengthen South-East Asia
Be the leading bank for family offices, tech firms and entrepreneurs

Expand New Economy business
Become the go-to bank for New Economy companies

Develop ESG ecosystem
Become the #1 Sustainable Finance institution in APAC

Enhance advisory platform
Deliver best-in-class investment solutions

1 Asian Private Banker, 2020; 2 Euromoney 2021; 3 Z-Ben Advisors (2021 China Rankings), April 2021; 4 Coalition Greenwich 1H21 Competitor Analytics, based on UBS's product taxonomy; 5 Excluding region "Global" and provisions in relation to the French cross-border matter in EMEA and Switzerland

Focus

EMEA – Improving profitability and driving focused growth

Western Europe's **Best Bank** for WM[1]

Western Europe's **Best Investment Bank**[2]

#2 European **fund manager**[3]



18%

of Group PBT[4,5], FY21

Profit before tax[4]



+22% CAGR
1.1bn
1.2bn
1.4bn
2.0bn
IB
AM
GWM

Cost/income ratio[4]



82%
80%
77%
72%

Invested assets, GWM+AM



+13% CAGR
689bn
788bn
905bn
988bn
FY18
FY19
FY20
FY21

Net new fee-generating assets



n.a.
n.a.
6bn
19bn
FY18
FY19
FY20
FY21

Increase efficiency and market focus

Streamline domestic footprint and gain efficiency to self-fund growth

Mid-Market and growth entrepreneurs

Provide holistic coverage for sophisticated business owners and company founders prior to business exit

Core Markets

Execute growth strategies in selected core markets in Western Europe, Central-Eastern Europe and Middle East

UBS

1 Euromoney 2021; 2 Global Finance 2021; 3 Market share in Europe open-end funds and ETF excluding money markets, funds of funds and feeders, in EUR. Morningstar, 31.12.21; 4 Excluding provisions in relation to the French cross-border matter in FY18 and FY21 in EMEA and Switzerland; 5 Excluding region "Global"

Switzerland – Expanding our lead as the #1 universal bank

Switzerland's **best bank**[1]

Switzerland's **leading digital bank**[2]

2.6m clients served in Personal Banking

>100k Corporate and Institutional clients


30%
of Group PBT[3,4], FY21

Profit before tax[3,5]


+8%
CAGR
2.6bn
2.5bn
2.5bn
3.3bn
IB
AM
P&C
GWM

Cost/income ratio[3,5]


61%
62%
62%
58%

Invested assets, GWM+AM


+14%
CAGR
459bn
534bn
636bn
683bn
FY18
FY19
FY20
FY21

Digital client penetration[6]


58%
62%
66%
70%
FY18
FY19
FY20
FY21

P&C strategic priorities

~55% C/I aspiration by 2025

Growing above the market

Achieve superior growth by shifting gears in selected focus areas

Digital at the core

Bring the bank to the app with improved user experience and expand the UBS ecosystem through platforms and partnerships

Driving transformation

Increase speed, become leaner, reduce complexity and focus our offering

1 Euromoney 2021; 2 Survey by Hochschule Luzern, June 2021; 3 Excluding provisions in relation to the French cross-border matter in FY18 and FY21 in EMEA and Switzerland; 4 Excluding region "Global"; 5 Excluding 359m gain related to the sale of SIX Payment Services to Worldline in FY18; 6 Personal Banking active Digital Banking clients

Focus

Asset Management is core to our investment engine

Custom portfolios

Broad offering with exclusive access to premium customized services

27bn
NNM from SMA[1] initiative
FY21

Alternatives

Comprehensive access to private and public markets through direct and multi-manager opportunities

153bn
assets invested in alternatives[2]
31.12.21

Sustainable investing

Provide customized solutions across traditional, alternative, active and passive strategies

172bn
assets invested in sustainability-focus and impact, 31.12.21

China and APAC

Deliver leading investment capabilities and local expertise

90bn
assets in APAC/China investment strategies
31.12.21

1 Separately Managed Accounts; 2 Hedge Fund Businesses, Real Estate & Private Markets

Our IB capabilities support our growth plans across the client franchise

Focus
Capital Markets & Advisory

Invest
Equity & FX trading

Expand
Private Markets

Leverage
Research & content

Invest in digital
Global Markets

- Spend >1bn on technology in FY22
- Transformational projects; e.g., UBS Neo, Tech-Enhanced Sales and ACQA (IB-wide risk management)

12%
PBT CAGR
in Global Markets[1]
FY18-FY21

Focused coverage
Global Banking

- Deepen coverage and offering for entrepreneurs in growth sectors; e.g., TMT, Healthcare, ESG
- Strengthen coverage in Asian New Economy and the US

57%
PBT CAGR
in Global Banking[1]
FY18-FY21

Market insight
Research

- Providing unique insights for investors in complex markets; e.g., Knowledge Network (integrating data-driven analysis with desk commentary)

6.5m
reads across ~45k Research documents
FY21

Increased alignment
IB & GWM

- Enhanced coordination across Global Family and Institutional Wealth clients
- Connect issuers and investors in private and public markets, and advise on M&A transactions

8bn
investments facilitated in Private Markets
FY21

1 Based on UBS's internal hierarchy

Accelerating strategic tech investments


Technology P&L
expense, bn
Change the bank
cash spend, bn
3.6
3.9
40%
License
to operate
60%
Strategic
IT spend
FY18
FY21
FY18
FY21

Maintaining our tech expenses at ~10% of revenues while increasing IT strategic investments

Making technology a differentiator…

- User experience and client centricity
- Scalability
- Access to content and solutions
- Data intelligence

…by Leveling up technology

- Agile@UBS
- Digital culture
- QBR and digital roadmaps
- Automation
- Modern tech

Maintaining our cost discipline to support our growth plans

On track to deliver ~1bn gross cost saves by 2023, funding our growth initiatives

Footprint optimization	Market exits
Automation and simplification	Streamlined organizational setup
Agile@UBS	Disciplined execution


Gross cost saves
bn
0.2
~0.4
~0.4
~1.0
2021
2022e
2023e
2023
ambition

Our ambition

Ralph Hamers, Group CEO

Creating sustainable value through the cycle

ESG
Selected aspirations

Net-Zero
own operations (scope 1, 2) by 2025

235bn
invested assets aligned to net zero by 2030, AM

1bn philanthropy donations
to reach 25m beneficiaries raised by 2025

400bn invested assets
in sustainability-focus and impact by 2025

Commercial
Selected aspirations

>6trn
invested assets across GWM, AM, P&C

>5% growth[2]
in GWM net new fee-generating assets

Financial
Targets

15–18%
return on CET1 capital

70–73%
cost/income ratio

10–15%[1]
GWM PBT growth

1 Over the cycle

Active capital management to enable growth and deliver attractive returns

1 Balance sheet for all seasons	2 Invest for growth	3 Dividends	4 Share buybacks
• Maintain ~13% CET1 ratio and >3.7% CET1 leverage ratio	• Strategic consistency • Open to bolt-on acquisitions	• USD 0.50 ordinary dividend per share to be proposed for the financial year 2021 • Committed to progressive dividends	• Up to 5bn in 2022 • Excess capital to be distributed via share buybacks

UBS

Key messages

Focusing on growth

Expanding into new client segments

Accelerating strategic tech investments

Maintaining risk and cost discipline

Creating sustainable value

Financial performance

Kirt Gardner, Group CFO

UBS

FY21 net profit USD 7.5bn; 17.5% RoCET1

Profit before tax


m
+25% excl. provision for French cross-border matter
+16%
8,155
2,309
843
(1,823)
9,484
Operating income
+10%
Operating expenses
+8%
Excl. provision for French cross-border matter
+4%
FY20
Income
Credit loss expense
Operating expenses
FY21
Cost/income ratio[1]
73.3%
+0.4 ppts
73.6%

FY21

7,457m
net profit
+14%

2.06
diluted EPS
+16%

17.5%
return on CET1 capital

7.7bn
CET1 capital accretion[2]

31.12.21

15.0%
CET1 capital ratio

4.24%
CET1 leverage ratio

UBS

1 Defined as operating expenses divided by income, which is operating income excluding credit loss expenses/releases; 2 Includes 5.4bn increase in CET1 capital, 1.7bn accruals for 2021 dividends and 0.6bn in share buybacks

Executing our cost strategy

Operating expenses

bn



24.2
(0.0)
0.7
0.8
0.3
26.1
FY20
Costs excl. variable and FA comp., litigation, restructuring and FX
Variable and FA comp.1
Litigation and restructuring2
FX
FY21

- On track to deliver ~1bn gross cost saves p.a. by 2023, funding our growth initiatives
- Costs excl. variable and FA compensation, litigation, restructuring and FX (0.2%) YoY

Current expectations for FY22:

- Costs excl. variable and FA compensation, litigation and FX to increase ~2% YoY
- ~200m restructuring costs
- ~100m[3] Group Functions average quarterly loss

1 FY20 includes 359m from the acceleration of expenses in relation to outstanding deferred compensation awards; 2 FY20 includes net restructuring costs of 107m and litigation expenses of 197m; FY21 includes net restructuring costs of 216m, of which 60m in 4Q21, and litigation expenses of 911m, of which 826m in 4Q21; 3 Excluding accounting asymmetries and call-out items

4Q21 net profit USD 1.3bn; 11.9% RoCET1



Profit before tax
m
+24% excl. provision for French cross-border matter
(13%)
1,985
522
93
(872)
1,729
Operating income +8%
Operating expenses +14%
Excl. provision for French cross-border matter +2%[3]
4Q20
Income
Credit loss expense
Operating expenses
4Q21
Cost/income ratio[1]
74.9%
+5.5 ppts
80.5%

4Q21

1,348m net profit (18%)	**0.38** diluted EPS (14%)
11.9% return on CET1 capital	**1.6bn** CET1 capital accretion[2]

31.12.21

15.0% CET1 capital ratio	**4.24%** CET1 leverage ratio

UBS

1 Defined as operating expenses divided by income, which is operating income excluding credit loss expenses/releases; 2 Includes 0.3bn increase in CET1 capital, 0.7bn accruals for 2021 dividends and 0.6bn in share buybacks; 3 4Q21 litigation expense of 826m, of which 740m relating to the French cross-border matter (GWM 657m and P&C 83m)

Interest rate sensitivity

Loans



+5%
367bn
387bn
P&C
GWM
31.12.20
31.12.21

USD	147bn
CHF	189bn
Other	51bn

Customer deposits



+3%
530bn
548bn
P&C
GWM
31.12.20
31.12.21

USD	259bn
CHF	189bn
Other	100bn

Annual net interest income sensitivity

FY22 YoY NII increase from realization of forward rates[1]



0.7bn
0.1bn
0.8bn
GWM
P&C
Total

Additional year 1 NII increase from +100bps parallel shift in yield curves[2]



1.5bn
0.3bn
1.8bn
GWM
P&C
Total

	GWM	P&C	Total
USD	1.2bn	0.1bn	1.2bn
CHF	0.1bn	0.2bn	0.2bn
Other	0.3bn	0.1bn	0.4bn

UBS

1 Estimate of incremental NII in 2022 relative to 2021 based on implied forward rates as of 19.1.22 applied to the banking book, assuming balance sheet size and structure as of 31.12.21, constant foreign exchange rates and management action only on deposit pricing; 2 Estimate of incremental NII based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31.12.21 applied to the banking book, assuming no change to balance sheet size and structure, constant foreign exchange rates and no specific management action

Global Wealth Management



Profit before tax
m
Excl. provision for French cross-border matter
+41% excl. provision for French cross-border matter
(35%)
864
1,409
1,294
1,516
563
1,220
Operating income
m
Transaction-based income
Net interest income
Recurring net fee income
+13%
4,277
776
1,011
2,468
4,848
1,183
997
2,629
4,774
953
1,026
2,774
5,002
894
1,107
2,872
4,824
807
1,114
2,896
Other
Credit loss (expenses)/releases
Cost/income ratio
80%
71%
73%
70%
88%
Invested assets
end of period, bn
Fee-generating assets
+10%
3,016
1,277
3,108
1,328
3,230
1,416
3,198
1,412
3,303
1,482
4Q20
1Q21
2Q21
3Q21
4Q21

PBT +41% excl. provision for French cross-border matter; FY21 PBT 4,783m, +19%; Americas and APAC with record 4Q and FY PBT

Operating income +13%, with growth in all regions; revenue per advisor 2.1m[1], +16% YoY

Operating expenses +25%; +6% excl. provision, 75% cost/income

Net new loans +3.9bn, driven by the Americas and EMEA; FY21 net new loans +25bn

Invested assets 3.3trn, +3% QoQ
Fee-generating assets 1.5trn, +5% QoQ

NNFGA +27bn, 8% annualized growth, positive in all regions; FY21 NNFGA +107bn, 8% growth rate

UBS

1 Annualized

Personal & Corporate Banking (CHF)



Profit before tax
m
Excl. provision for French cross-border matter
+29% excl. provision for French cross-border matter
+5%
318
358
456
439
411
335
Operating income
m
Transaction-based income
Net interest income
Recurring net fee income
+11%
896
950
1,037
1,002
995
230
239
288
281
271
455
470
480
494
497
177
182
187
201
205
20
22
42
6
9
Other income
Credit loss (expenses)/releases
Cost/income ratio
66%
64%
58%
57%
67%
4Q20
1Q21
2Q21
3Q21
4Q21

PBT 335m, +5%; +29% excl. provision for French cross-border matter, reflecting continued strong business momentum; FY21 PBT 1,587m, +35%

Operating income +11% driven by higher net interest income and transaction-based income as well as record recurring net fee income

Credit loss releases 9m vs. 20m in 4Q20

Operating expenses +14%; +1% excl. provision, 59% cost/income

Net new investment products in Personal Banking +2.7bn FY21, 14% growth rate

Net new loans in Personal Banking +2.2bn FY, 3% growth rate

UBS

Asset Management


Profit before tax
m
(17%)
401
227
255
218
214
334
Fondcenter[1] sale gains
Operating income
m
Performance fees
Net management fees
(7%)
774
255
518
637
92
545
666
40
588
593
33
560
721
94
627
Fondcenter[1] sale gains
Credit loss (expenses)/releases
Cost/income ratio
48%
64%
62%
64%
54%
Invested assets
end of period, bn
+11%
1,092
1,121
1,174
1,154
1,211
4Q20
1Q21
2Q21
3Q21
4Q21

PBT 334m, (17%); FY21 PBT 1,030m; PBT +12% excl. Fondcenter[1] sale gains in 3Q20 and 2Q21

Operating income (7%)
- Net management fees +21% on higher average invested assets supported by continued strong net new run rate fee generation; includes 35m from fee accrual methodology change[2]
- Performance fees (63%) to more normalized levels

Operating expenses +4%; driven by higher personnel expenses

Invested assets 1,211bn, +5% QoQ, driven by positive market performance, NNM and FX

NNM +16bn excl. money markets; FY21 +48bn, 5% growth rate

UBS 1 Subsequently renamed Clearstream Fund Centre; 2 One-time effect from a change in the fee accrual methodology for Swiss investment fund fees

Investment Bank



Profit before tax
m
+35%
529
412
668
837
713
Operating income
m
Global Banking
Global Markets
+11%
2,011
2,273
2,470
2,510
2,235
669
788
881
792
696
1,433
1,483
1,567
1,723
1,523
(91)
2
21
(5)
16
Credit loss (expenses)/releases
Cost/income ratio
71%
82%
74%
67%
69%
4Q20
1Q21
2Q21
3Q21
4Q21

RoAE 22%; PBT 713m, +35% supported by record income; FY21 RoAE 20%, FY21 PBT 2,630m, +6%

Global Markets revenues +6%

- Execution Services +6% driven by higher eFX and cash equities
- Derivatives & Solutions (6%) against a strong 4Q20, despite higher FX revenues
- Financing +30% driven by capital market financing and prime brokerage

Of which:

- Equities 1,107m, +4%
- FRC 415m, +13%

Global Banking revenues +4%

- Advisory +3% driven by higher M&A
- Capital Markets +5% led by LCM

Operating expenses[1] +3% from higher litigation and technology expenses

RWA 92bn, (6%) QoQ
LRD 319bn, (2%) QoQ

UBS 1 Includes UK bank levy expenses of 31m in 4Q21

Capital and leverage ratios



Total loss-absorbing capacity (TLAC)
105bn
Going concern capital
60bn
CET1 capital
45bn
44bn
Gone concern loss-absorbing capacity
15bn
AT1
45bn
CET1
31.12.21
34.7%
20.0%
15.0%
CET1 capital ratio guidance:
~13%
14.6%
5.0%
15.0%
31.12.21
RWA 302bn
29bn buffer
17bn
15bn
TLAC: 25.1%
Going concern: 14.3%
CET1: 10.0%
Requirements[1]
9.80%
5.66%
4.24%
CET1 leverage ratio guidance:
>3.7%
4.14%
1.42%
4.24%
31.12.21
LRD 1,069bn
11bn buffer
7bn
8bn
TLAC: 8.78%
Going concern: 5.00%
CET1: 3.50%
Requirements

UBS Refer to the "Capital management" and "Recent development" sections of the 4Q21 report for more information; 1 The reactivation of the countercyclical capital buffer for Swiss residential mortgages is expected to increase our minimum CET1 capital requirement by ~30 basis points from 30.9.22

Delivering attractive capital returns

Full-year 2021

0.50 +35% YoY	2.6bn	58%
ordinary dividend per share to be proposed for the financial year 2021[1]	of shares bought back[2]	total payout ratio[2,3]

Committed to progressive dividends

Up to 5bn in 2022

Excess capital to be distributed via share buybacks

1 Expected key dates for dividend payment: AGM 6.4.22, ex-dividend date 12.4.22, record date 13.4.22, payment date 14.4.22; 2 including 2.0bn buybacks from the 2.0bn capital reserve established in 2H20; 3 2021 dividend accruals and buybacks, divided by net profit

Appendix

I. Strategic update

II. Appendix to FY and 4Q21 results

III. Full year timeseries

UBS

Our global ecosystem delivers the power of investing to our clients

Thought leadership and advice	• Best global wealth manager for 7th time in a decade[1] • Best Private Bank for Chief Investment Office 2021[1] • #2 Global equity research[2]
Leading customized investment and financing solutions	• From #11 to #5 US SMA manager in only 2 years[3] • 51bn net new loans in GWM in FY20-FY21 • 148bn NNFGA in FY20-FY21
Liquidity and scale in execution	• Global equity derivatives house of the year[4] • Rank #4 in cash equities[5], #2 in FX[6]
A growing curated ecosystem	• >10 new partnerships with leading product providers in FY21 • In 2021, we collaborated with specialist alternatives investment managers; e.g., KKR and Partners Group
Capacity to fund growth	• 11% of revenue spent on technology in 2021 • 1bn of gross saves p.a. by 2023 to fund investments



Thought leadership and advice
Leading customized investment and financing solutions
Liquidity and scale in execution
A growing curated ecosystem
Capacity to fund growth
Personalized
Relevant
On-time
Seamless

1 PWM/The Banker Global Private Banking Awards 2021; 2 Institutional Investor, 2021; 3 Cerulli, 3Q21; 4 GlobalCapital, 2021; 5 Coalition Greenwich 9M21 Competitor Analytics, based on UBS's product taxonomy; 6 Euromoney, 2021

Our strategic imperatives guided our execution in 2021

Clients, Connections and Contributors

Become a truly client-centric organization

- Expanded ecosystem with >10 new contributors; e.g., Partners Group, Invesco
- Expanded ecosystem distribution via Banco do Brazil and Sumi Trust WM JVs
- Established strategic partnership with iCapital and Envestnet
- Piloted UBS Circle One app, which connects investors to ideas on a global ecosystem

Focus

Play where we are positioned to win

- Outlined US and APAC growth plans
- Detailed Switzerland strategy
- Exiting GWM Austria and Spain domestic businesses
- Exiting Swiss Financial Advisers business, which is a Switzerland-based SEC-registered investment advisor

Technology

Make technology a differentiator

- Elevated technology to Group Executive Board
- Good progress with our Leveling up Tech strategy; e.g., +1k applications in cloud and 500 applications decommissioned
- Launched Group-wide hub and spoke strategy for AI, Data and Analytics (ADA)

Simplification and efficiency

Increase ease of doing business

- Achieved >20% of the 2023 ~1bn gross cost savings
- Closed 18% of branches in Switzerland
- Closed 14% of legal entities
- Delayering to max 5 levels from CEO
- Reduced corporate policies by 23%

Culture

Mobilize employees for future vision and act as one firm

- 10,000 people transitioning to Agile@UBS
- Introduced new approach to performance management

Leveling up technology to drive digitalization and differentiation for our clients

Agile@UBS

Uniform agile model to increase speed from idea to outcome

Digital culture

Build high-performing engineering culture

QBR and digital roadmaps

Regular change-the-bank deliverables aligned to our strategy and purpose

Data intelligence and automation

Leverage data and AI for automation and best-in-class recommendation engines

Modern tech

Drive healthy modular technology estate to provide the best, flexible client services

Key achievements to date

Agile@UBS
- Agile@UBS: one firmwide model defined and communicated
- 10,000 people transitioning to Agile@UBS

Digital culture
- Defined and implemented learning journeys for certified engineering program
- Agile stream-led boot camps defined and starting in 1Q22

QBR and digital roadmaps
- All technology investments aligned to strategic priorities and reviewed quarterly
- Started migration from programs to product planning
- Defined digital-first principles to drive the digital differentiation

Data intelligence and automation
- Ecosystem for client-facing digital channels implemented for all divisions
- Various solutions developed within the ADA model; e.g., applying machine learning techniques to provide a customized client experience

Modern tech
- +1,000 applications on the Cloud with 30% on public Cloud
- >500 legacy applications decommissioned
- Introduced Agora – marketplace for sharing re-usable development components to simplify and accelerate development

Wealthfront – Strategic rationale

Accelerate digitally-led offering in the U.S.

Providing the next generation of investors with access to planning, investment and banking solutions through an award-winning platform

- Connecting award-winning[1] platform with best-in-class CIO content and solutions
- Broadening value proposition for US clients seeking digital-only solutions
- Improving distribution, reach and scale
- Expanding offering to UBS's 2 million Workplace Wealth Solutions participants

Aligned strategic view of technology as a differentiator

Strong team of software engineers delivering best-in-class solutions and next generation technology

- Increasing speed of affluent digital offering through a proven turn-key solution
- Delivering fully-automated client experience with digital onboarding capabilities
- Incorporating scalable and largely proprietary platform to better serve a broader client base
- Introducing an entrepreneurial mindsight to accelerate Agile@UBS

Create opportunities for long-term value creation and growth

Accelerate growth in the affluent segment in the Americas with opportunity to capture significant long-term synergies

- Supports market share growth through acceleration of account conversions with Workplace Wealth Solutions participants
- Long-term revenue opportunity through offering UBS's full suite of tailored investment and banking solutions to Wealthfront clients
- Scalable Wealthfront infrastructure and platform synergies

UBS Wealthfront

1 Wealthfront has been named the best robo-advisor and best cash management account by NerdWallet and Investopedia

Wealthfront – Transaction overview

Overview	• UBS has agreed to acquire Wealthfront, an industry-leading, digital wealth management provider serving the next generation of investors • Based in Palo Alto, California with 238 employees • Wealthfront has > 470k clients with >27bn AuM as of 28.1.22
Valuation and financial impact	• All-cash transaction of USD 1.4 billion, financed by existing capital resources • Expected CET1 capital ratio reduction of ~40bps upon closing • Marginally EPS accretive
Governance, leadership and branding	• Wealthfront will become a wholly-owned subsidiary of UBS • Seamless client transition with no change to the client experience • Wealthfront leadership to remain in place, led by current CEO
Timing	• The transaction is expected to close in the second half of 2022 • Subject to closing conditions, including regulatory approvals

Global Family and Institutional Wealth – Evolving our One UBS approach

Today…

- Global Family Office clients have a single coverage point of contact from GWM acting as an entry point across divisions
- Clients interface with different divisions for provision of capabilities
- Access to capabilities may involve multiple handoffs between divisions

Unlocking our potential

Tomorrow…

- Seamless client engagement with full front-to-back alignment of coverage, capabilities, risk management and functions
- Clients served by a global team aligning coverage and capabilities across divisions, with a fully aggregated view of client, contribution and risk
- Opportunity for clients to have higher levels of engagement with full accessibility to active trading, banking solutions, and financing (liquid and illiquid)

Appendix

I. Strategic update

II. Appendix to FY and 4Q21 results

III. Full year timeseries

Group results

	4Q20	1Q21	2Q21	3Q21	4Q21
Total operating income	8,117	8,705	8,976	9,128	8,732
of which: credit loss (expenses) / releases	(66)	28	80	14	27
Total operating expenses[1]	6,132	6,407	6,384	6,264	7,003
Operating profit / (loss) before tax	**1,985**	**2,298**	**2,593**	**2,865**	**1,729**
Tax expense / (benefit)	341	471	581	576	370
of which: current tax expense	317	406	362	432	365
Net profit / (loss) attributable to shareholders	**1,636**	**1,824**	**2,006**	**2,279**	**1,348**
Diluted EPS (USD)	0.44	0.49	0.55	0.63	0.38
Effective tax rate	17.2%	20.5%	22.4%	20.1%	21.4%
Return on CET1 capital	16.8%	18.2%	19.3%	20.8%	11.9%
Return on tangible equity	12.4%	14.0%	15.4%	17.2%	10.0%
Cost/income ratio	74.9%	73.8%	71.8%	68.7%	80.5%
Total book value per share (USD)	16.74	16.47	16.90	17.48	17.84
Tangible book value per share (USD)	14.91	14.65	15.05	15.62	15.97

UBS

1 4Q21 includes 826m net litigation expenses, of which GWM 680m, P&C 83m, AM 0m, IB 39m and Group Functions 24m

4Q21 Group results by region


Americas
Switzerland
EMEA
Asia Pacific
Profit before tax
bn
Excl. provision for French cross-border matter
+15%
0.9
1.0
+35% excl. provision for French cross-border matter
+8%
0.6
0.7
0.9
+43% excl. provision for French cross-border matter
(151%)
0.3
(0.2)
0.4
+34%
0.4
0.5
4Q20
4Q21
4Q20
4Q21
4Q20
4Q21
4Q20
4Q21

	Americas		Switzerland		EMEA		Asia Pacific	
Operating income bn	3.9	+13%	2.0	+11%	1.6	+1%	1.4	+11%
Operating expenses bn	2.9	+12%	1.3	+12%	1.7	+37%	0.9	+2%
Cost/income ratio	75.2%	+0.3ppts	65.6%	+0.3ppts	109.4%	+28.4ppts	64.7%	(2.5ppts)

UBS

Excludes (0.1bn) revenues, 0.1bn expenses and (0.3bn) PBT from items managed at the Group level, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues

FY21 Group results by region


Americas
Switzerland
EMEA
Asia Pacific
Profit before tax
bn
Excl. provision for French cross-border matter
+18%
2.6
3.1
+36% excl. provision for French cross-border matter
+29%
2.5
3.2
3.3
+38% excl. provision for French cross-border matter
(2%)
1.4
1.4
2.0
+21%
2.2
2.6
FY20
FY21

	Americas	Switzerland	EMEA	Asia Pacific
Operating income bn	14.5 +12%	7.9 +15%	7.0 +8%	6.5 +9%
Operating expenses bn	11.5 +10%	4.7 +7%	5.6 +11%	3.8 +2%
Cost/income ratio	79.2% +0.5ppts	60.5% (1.3ppts)	79.8% +2.9ppts	59.3% (3.1ppts)

UBS

Excludes (0.3bn) revenues, 0.5bn expenses and (0.8bn) PBT from items managed at the Group level, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues

Global Wealth Management

Recurring net fee income

m


+17%
2,468
2,629
2,774
2,872
2,896
4Q20
1Q21
2Q21
3Q21
4Q21

+17% YoY on higher FGA balances

+1% QoQ supported by continued strong NNFGA momentum

Net interest income

m

Loans / bn				
213	219	228	231	234
Deposits / bn				
348	337	344	352	370


+10%
1,011
997
1,026
1,107
1,114
4Q20
1Q21
2Q21
3Q21
4Q21

+10% YoY driven by higher loan and deposit volumes

+1% QoQ driven by higher loan volumes

Transaction-based income

m


+4%
776
1,183
953
894
807
4Q20
1Q21
2Q21
3Q21
4Q21

+4% YoY driven by growth in alternative investments and structured products

11th consecutive quarter of YoY growth[1]

UBS

1 Excluding a 75m fee in 4Q19 related to the shift of 5bn in client assets and 1bn of loans from GWM to P&C

Global Wealth Management

Fee-generating assets[1]
bn



+16%
APAC
EMEA
Switzerland
Americas
1,277
103
306
111
757
1,328
112
311
112
793
1,416
119
329
123
845
1,412
113
326
123
848
1,481
116
334
130
900
4Q20
1Q21
2Q21
3Q21
4Q21

Net new fee-generating assets
bn

4Q20	1Q21	2Q21	3Q21	4Q21
18	36	25	19	**27**

+27bn NNFGA[1], 8% annualized growth in 4Q21

Americas	EMEA	APAC	Switzerland
+22bn	+1bn	+3bn	+2bn

+107bn NNFGA[1], 8% growth in FY21

Americas	EMEA	APAC	Switzerland
+64bn 8% growth	+19bn 6% growth	+14bn 13% growth	+11bn 10% growth

FGA generate most of GWM's recurring net fee income (~90% in FY21), and a portion of transaction-based income (~30% in FY21)

UBS 1 4Q21 includes 1.0bn FGA and (0.3bn) in NNFGA outflows in minor functions which are not included in the four regions

FY21 Global Wealth Management results by region


Profit before tax
m
Excl. provision for French cross-border matter
Americas
+47%
1,360
2,001
FY20
FY21
Switzerland
+30% excl. provision for French cross-border matter
+17%
642
750
835
FY20
FY21
EMEA
+45% excl. provision for French cross-border matter
(15%)
957
812
1,384
FY20
FY21
Asia Pacific
+17%
1,061
1,237
FY20
FY21

	Americas	Switzerland	EMEA	Asia Pacific
Cost/income ratio	81% (3ppts)	61% (1ppts)	80% +7ppts	57% (4ppts)
Invested assets bn	1,842 +17%	283 +4%	654 +7%	521 (7%)
Net new fee-generating assets bn	64.3	10.6	18.8	13.7
Net new loans bn	19.6	2.3	3.8	(0.5)

UBS FY21 includes (0.0bn) PBT, 3.0bn invested assets, 0.5bn NNFGA outflows and (0.0bn) net new loans in minor functions which are not included in the four regions

RWA trajectory

RWA
Excluding French cross-border matter impact, bn



302
~40
~11
~20
~370
31.12.21
Business growth
Regulatory and accounting changes[1]
Markets and FX
Implementation of final BIII rules[2]
31.12.24

FY22: ~10bn
FY23: ~1bn

- We are assessing the operational risk RWA impact from the French cross-border matter in consultation with FINMA
- We currently expect to reflect a potential single-digit billion operational risk RWA impact in 1Q22

- We expect more visibility on the timing and impact of the implementation of final Basel III rules[2] between 2H22 and 1H23

UBS

1 The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA; 2 Estimate includes FRTB, CVA, credit and operational risk. These estimates are based on our current understanding of the relevant standards and may change as a result of new or changed regulatory rulings and interpretations particularly about the treatment of historical operational losses and the appropriate conservatism in model calibration, the implementation of the Basel III standards into national law, changes in business growth, market conditions and other factors

Appendix

I. Strategic update

II. Appendix to FY and 4Q21 results

III. Full year timeseries

UBS

Global Wealth Management



Profit before tax
m
Excl. provision for French cross-border matter
+15% excl. provision for French cross-border matter
+14% CAGR
3,254
3,557
3,397
4,019
4,783
5,440
Operating income
m
Transaction-based income
Net interest income
Recurring net fee income
+5% CAGR
16,785
2,971
4,101
9,577
16,353
3,059
3,947
9,258
17,045
3,576
4,027
9,372
19,449
3,836
4,244
11,170
Other income
Credit loss (expenses)/releases
Operating expenses
m
Excl. provision for French cross-border matter
+2% excl. provision for French cross-border matter
+3% CAGR
13,531
13,228
12,955
13,026
14,665
14,009
FY18
FY19
FY20
FY21



Excl. provision for French cross-border matter
Cost/income ratio
80.5%
78.7%
79.1%
76.0%
75.5%
72.1%
Advisor productivity[1]
1.6m
1.6m
1.7m
2.0m
FY18
FY19
FY20
FY21

UBS

1 Income per advisor

Global Wealth Management


Invested assets bn
+13% CAGR
2,260
2,635
3,016
3,303
Loans bn
+10% CAGR
175
179
213
234
Fee-generating assets bn
+16% CAGR
956
1,136
1,277
1,482
pro-forma
Deposits bn
+10% CAGR
278
296
348
370
Net new fee-generating assets bn
n.a.
n.a.
41
107
Advisors FTE
(4%) CAGR
10,677
10,077
9,575
9,329
FY18
FY19
FY20
FY21
FY18
FY19
FY20
FY21

Personal & Corporate Banking (CHF)


Profit before tax
m
Excl. provision for French cross-border matter and Worldline[1] gain
+5% excl. provision for French cross-border matter and Worldline[1] gain
(3%)
CAGR
1,760
1,442
1,433
1,175
1,587
1,663
Operating income
m
Transaction-based income
Net interest income
Recurring net fee income
+2% excl. Worldline[1] gain
(1%)
CAGR
4,074
1,082
2,003
625
3,692
1,041
1,980
634
3,407
985
1,916
676
3,984
1,079
1,941
774
Other income
Credit loss (expenses)/releases
Operating expenses
m
Excl. provision for French cross-border matter
+1% excl. provision for French cross-border matter
+1%
CAGR
2,313
2,273
2,259
2,233
2,397
2,321
FY18
FY19
FY20
FY21


Excl. provision for French cross-border matter and Worldline[1] gain
Cost/income ratio
60.3%
56.0%
60.8%
61.2%
61.4%
59.4%
Return on attributed equity
22.5%
18.5%
17.1%
14.1%
19.9%
19.0%
FY18
FY19
FY20
FY21

UBS

1 Gain related to the sale of SIX Payment Services to Worldline

Personal & Corporate Banking (CHF)

Loans
bn



+2%
CAGR
131
132
136
139

Personal Banking
investment products
bn



+16%
CAGR
15
18
20
24

Personal Banking
net new
investment products
bn



0.8
0.5
0.9
2.7
FY18
FY19
FY20
FY21

Active Digital Banking clients



n.a.
76.4%
77.9%
79.3%
Corporate & Institutional Clients
58.1%
62.1%
66.1%
70.3%
Personal Banking

Mobile Banking log-in share
Personal Banking



n.a.
61.9%
68.0%
73.5%

Branches
#



279
267
239
195
FY18
FY19
FY20
FY21

UBS

Asset Management


Profit before tax
m
+34%
CAGR
426
532
1,455
884
1,030
993
Fondcenter[1] sale gains
Operating income
m
+12%
CAGR
Performance fees
Net management fees
1,852
80
1,772
1,938
160
1,778
2,974
455
1,950
2,616
260
2,320
Fondcenter[1] sale gains
Credit loss (expenses)/releases
Operating expenses
m
+4%
CAGR
1,426
1,406
1,519
1,586
FY18
FY19
FY20
FY21


Cost/income ratio
77.0%
72.6%
51.0%
60.6%
Net new money,
excl. money market flows, bn
24.7
12.6
87.5
48.0
FY18
FY19
FY20
FY21

1 Subsequently renamed Clearstream Fund Centre

Asset Management

Invested assets
bn, by region


+16% CAGR
APAC
EMEA
Americas
Switzerland
781
141
189
192
259
903
155
236
206
306
1,092
181
294
254
363
1,211
190
334
287
399
FY18
FY19
FY20
FY21

Invested assets
bn, by business line


+16% CAGR
Hedge Fund Businesses, Real Estate & Private Markets
Multi-asset & Solutions
Fixed income
Equities
781
124
132
253
272
903
128
148
253
374
1,092
141
172
274
506
1,211
153
193
285
580
FY18
FY19
FY20
FY21

Invested assets
bn, by channel


+16% CAGR
Third-party wholesale
UBS's wealth management business
Third-party institutional
781
78
219
484
903
98
253
552
1,092
128
316
648
1,211
145
359
707
FY18
FY19
FY20
FY21

UBS

Investment Bank



Profit before tax
m
+21%
CAGR
1,486
784
2,482
2,630
Operating income
m
Global Banking
Global Markets
+6%
CAGR
8,041
2,159
5,920
(38)
7,269
1,937
5,362
(30)
9,214
2,378
7,141
(305)
9,488
3,158
6,296
34
Credit loss (expenses)/releases
Operating expenses
m
+2%
CAGR
6,554
6,485
6,732
6,858
FY18
FY19
FY20
FY21



Cost/income ratio
81.1%
88.9%
70.7%
72.5%



Return on attributed equity
11.5%
6.4%
19.7%
20.3%
FY18
FY19
FY20
FY21

UBS

Investment Bank

Global Banking income[1]
m



+14%
CAGR
Advisory
Capital Markets
2,159
717
1,442
1,937
707
1,230
2,378
634
1,744
3,158
988
2,170

Risk-weighted assets
bn



(0%)
CAGR
93
81
94
92

Global Markets income[1]
m



+2%
CAGR
Execution Services
Financing
Derivatives & Solutions
5,920
1,520
1,684
2,715
5,362
1,430
1,557
2,374
7,141
1,857
1,674
3,609
6,296
1,894
979
3,422

Leverage ratio denominator
bn



+4%
CAGR
283
293
316
319

Global Markets income[1]
m



+2%
CAGR
FX, Rates and Credit
Equities
5,920
1,604
4,316
5,362
1,563
3,799
7,141
2,638
4,502
6,296
1,715
4,581
FY18
FY19
FY20
FY21

Average VaR[2]
m



(1%)
CAGR
11
9
12
11
FY18
FY19
FY20
FY21

UBS 1 Excludes credit loss (expenses)/releases; 2 1-day, 95% confidence, 5 years of historical data

Cautionary statement regarding forward-looking statements

Cautionary Statement Regarding Forward-Looking Statements | This presentation and video contain statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The COVID-19 pandemic and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, including disruptions to global supply chains, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic, as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020 and UBS's First Quarter 2021 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.